UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of KeySpan Corporation,                 )
KeySpan Energy Corporation,                           )
KeySpan Services, Inc.,                               )       File No. 70-10136
KeySpan Business Solutions, LLC, and                  )
Paulus, Sokolowski and Sartor LLC                     )
                                                      )
(Public Utility Holding Company Act of 1935)          )


                           CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by KeySpan Corporation ("KeySpan"); KeySpan Energy Corporation, a direct non- utility subsidiary of KeySpan; KeySpan Services, Inc., an indirect non- utility subsidiary of KeySpan; KeySpan Business Solutions, LLC, an indirect non-utility subsidiary of KeySpan; and Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan (collectively, the "Applicants") in connection with the following transaction proposed by the Applicants in the Application/Declaration on Form U-1/A, File No. 70-10136 (the "Application"), and authorized by order of the Securities and Exchange Commission (the "Commission") issued in this proceeding (Holding Co. Act Release No. 27708) dated August 5, 2003 (the "Order").

     Now, the Applicants certify pursuant to Rule 24 that on August 8, 2003, the following transaction occurred as described in the Application and the Order:

     The Applicants acquired all the issued and outstanding common stock of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A") from the ten individual shareholders (the "Sellers") who collectively owned 100% of BR+A. The acquisition was undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions set forth in the Stock Purchase Agreement (the "Final Purchase Price").[1] The Final Purchase Price shall be tendered to the Sellers by PS&S, which it will obtain through a series of inter-company loans and capital contributions, as described in the Application and the Order.

--------
1 As provided by the Stock Purchase Agreement, $32 million of the total purchase price was tendered to the Sellers in accordance with a payment schedule provided by the Stock Purchase Agreement. The Stock Purchase Agreement further provides that $3 million of the total purchase price shall be deposited into an escrow account and held for adjustment up or down based on certain financial criteria in connection with BR+A's financial condition at closing. Contingency payments may additionally be made to the Sellers based on BR+A's performance in meeting certain target levels of net operating earnings (excluding interest income) before payment of interest and income taxes, depreciation and amortization ("EBITDA") in the years 2003, 2004, 2005, 2006, 2007 and 2008.

     The "past tense" opinion of counsel required under the instructions to the Form U-1 is attached hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   August 18, 2003

                                      KEYSPAN CORPORATION


                                      By:   /s/ John J. Bishar, Jr.
                                            -----------------------
                                            John J. Bishar, Jr.
                                            Senior Vice President, Secretary
                                            and General Counsel


                                      KEYSPAN ENERGY CORPORATION
                                      KEYSPAN SERVICES, INC.
                                      KEYSPAN BUSINESS SOLUTIONS, LLC
                                      PAULUS, SOKOLOWSKI AND SARTOR, LLC

                                      By:   KEYSPAN CORPORATION

                                      By:   /s/ John J. Bishar, Jr.
                                            -----------------------
                                            John J. Bishar, Jr.
                                            Senior Vice President, Secretary
                                            and General Counsel

















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


August 18, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Energy Corporation, a direct non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); KeySpan Services, Inc., an indirect non-utility subsidiary of KeySpan; KeySpan Business Solutions, LLC, an indirect non-utility subsidiary of KeySpan; Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan, and KeySpan (collectively, the "Applicants"), applied to the Securities and Exchange Commission (the "Commission") for authority to acquire the issued and outstanding common stock of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), pursuant to which BR+A will become a direct, wholly-owned subsidiary of PS&S (the "Transaction").

     The Application/Declaration on Form U-1/A, File No. 70-10136 (the "Application"), requested the Commission's authorization and approval for the acquisition of all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively owned 100% of BR+A. As set forth in the Application, subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company and become a direct, wholly-owned subsidiary of PS&S. The Application provided that the acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions provided by the Stock Purchase Agreement.

     On August 5, 2003, the Commission issued an order in Holding Co. Act Release No. 27708 making the findings and issuing the approvals requested in the Application. On August 8, 2003, the Sellers sold all the issued and outstanding common stock of BR+A to PS&S for the purchase price and pursuant to the terms described in the Application.


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



     This opinion is furnished in connection with the Applicants' filing of the Application and the Rule 24 certification made in this proceeding with respect to the consummation of the Transaction in accordance with the Application.

     I am general counsel to KeySpan and have acted as counsel to the Applicants in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted to me as copies. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the statement contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The Transaction has been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of the Applicants and BR+A or of the appropriate parent and/or subsidiary, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application have been obtained or made, as necessary, and have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transaction has been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations, if any.

     D. The Commission has duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate actions have been taken by both the issuer and acquirer of the securities contemplated by the Application and the documents transferring the securities have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.


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




     F. The parties have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, and having regard to the legal considerations I deem relevant, I am of the opinion that:

     1. All U.S. state and federal laws applicable to the Transaction have been complied with;

     2. BR+A is a corporation validly organized, duly existing in good standing in the State of Massachusetts;

     3. Any securities issued are, in the case of capital stock, validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the applicable articles of incorporation or other document defining such rights and privileges.

     4. The Applicants have legally acquired the securities of BR+A subject to the terms of the Stock Purchase Agreement as stated in the Application.

     5. The consummation of the proposed Transaction does not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Rule 24 statement required to be filed with the Commission in connection with the consummation of the Transaction pursuant to the Application.

Very truly yours,


/s/John J. Bishar
John J. Bishar, Jr.
General Counsel



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